                       1934 Act Registration No. 1-15128

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                              Dated May 19, 2003

                          For the month of April 2003

                      United Microelectronics Corporation

                (Translation of Registrant's Name into English)

                             No. 3 Li Hsin Road II

                         Science-Based Industrial Park

                            Hsinchu, Taiwan, R.O.C.

                    (Address of Principal Executive Office)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                             Form 20-F [X] Form 40-F [_]

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes [_] No [X]

   (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

                                    SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          United Microelectronics Corporation

 Date: 5/19/2003                          By /s/ Stan Hung
                                             ---------------------------------
                                             Stan Hung
                                             Chief Financial Officer

                                    Exhibit

Exhibit                                            Description
------- -------------------------------------------------------------------------------------------------

 99.1   Announcement on April 16, 2003: Represent subsidiary company Fortune Venture Capital
        Corporation to announce related materials on disposal of CADENCE DESIGN SYSTEMS,INC securities

 99.2   Announcement on April 29, 2003: Impacts of SARS on the Company's financial and business operation

 99.3   Announcement on April 30, 2003: UMC announced its unconsolidated operating results for the first quarter of 2003

 99.4   Announcement on May 5, 2003: To report the completion of phase VI share buy back program

 99.5   Announcement on May 9, 2003: April sales

 99.6   Announcement on May 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                   EXHIBIT 99.1

Represent subsidiary company Fortune Venture Capital Corporation to announce related materials on disposal of CADENCE DESIGN SYSTEMS,INC securities

1. Name of the security: common shares of CADENCE DESIGN SYSTEMS,INC.

2. Trading date:2002/05/22~2003/04/16

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume:758,999 shares; average unit price:$11.7589 USD; total amount: $8,924,966.99 USD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities):$286,012,206 NTD

5. Relationship with the underlying company of the trade: CADENCE DESIGN SYSTEMS,INC., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume:369,371 shares; amount: $2,810,819 NTD; percentage of holdings:0.14%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:94.15%; ratio of shareholder's equity:96.23%; the operational capital as shown in the most recent financial statement:$115,023 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financial operation

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.2

Impacts of SARS on the Company's financial and business operation

1. Date of occurrence of the event: 2003/04/29

2. Cause of occurrence: SARS currently has no major impact on the Company's financial and business operation

3. Countermeasures:

   (1) Currently, SARs has no major impact on the Company's financial and business operation, the Company will make announcements on impacts and contingency measures promptly if there is any further development.

   (2) Contingency measures taken by the Company:

       1. SARS task team is formed to coordinate related issues.

       2. Employees are not allowed to travel to affected areas on business.

       3. If any employees traveled to affected areas, there will be ten days of quarantine period.

       4. Reduce unnecessary visits, and any visitors will be required to fill out SARS survey form, and entry is subjected to approval.

4. Any other matters that need to be specified: n/a

                                                                   EXHIBIT 99.3

UMC announced its unconsolidated operating results for the first quarter of 2003

1. Date of the investor/press conference:2003/04/30

2. Location of the investor/press conference: The conference call for the first quarter of 2003 results

3. Financial and business related information:

   UMC today announced its unconsolidated operating results for the first quarter of 2003. Revenue for 1Q03 was NT$17.90 billion, representing a 47.2% YoY increase from NT$12.16 billion in 1Q02, and a 2.1% QoQ increase from NT$17.54 billion in 4Q02. Gross profit for the quarter was NT$2.74 billion. Net income for 1Q03 was NT$403 million. Earnings per ordinary share (EPS) for the quarter were NT$0.03.

   Wafer shipments in 1Q03 were 446 thousand 8-inch equivalent wafers. Utilization for the quarter was 67%, better than our previously provided guidance. The blended average selling price (ASP) for the first quarter was unchanged from 4Q02, and was in line with the QoQ flat ASP guidance we previously provided. The percentage of revenue from leading-edge 0.13-micron technology sales increased to 7% in 1Q03, and 38% of revenue in 1Q03 was from 0.18-micron and below technologies.

   "We are pleased to report that results for the first quarter of 2003 are better than our previously announced guidance, and we are expecting second quarter wafer shipments to increase by more than 20% compared to the first quarter." UMC Vice Chairman & CEO John Hsuan said." We believe that the competitive landscape for the foundry business has changed dramatically and, since last quarter, have initiated a partnership foundry business model in which we and our partners form close relationships. In the short term, this allows the best utilization of our resources, and in the long term, we believe our profitability and growth rate will outperform other foundries."

4. Any other matters that need to be specified: None

                                                                   EXHIBIT 99.4

To report the completion of phase VI share buy back program

1. Originally determined ceiling on total monetary amount of the share repurchase: 60,115,050,000

2. Original scheduled period for the repurchase: From March 5, 2003 to May 4,
   2003

3. Originally determined number of shares to be repurchased:500,000,000 shares

4. Originally determined type of shares to be repurchased: common stock

5. Originally determined repurchase price range:NTD31.0 to NTD13.8, and if the common share price falls below this range, company will still execute the repurchase program.

6. Date of expiry of the repurchase period or completion of the repurchase:2003/05/04

7. Number of shares repurchased: 99,195,000 shares

8. Type of shares repurchased: common stock

9. Total monetary amount of shares repurchased: NTD2,056,909,756

10. Average repurchase price per share: NTD20.74

11. Cumulative number of own shares held: 335,462,000

12. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares: 2.17%

13. Reason for non-completion of the share repurchase at expiry of the repurchase period: In consideration of the stability of the share price, the best interest of shareholders and the intention of the employees to subscribe for the shares, we did not execute the repurchase plan up to its maximum amount

14. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.5

                      United Microelectronics Corporation

                                  May 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2003

1) Sales volume (NT$ Thousand)

         Period       Items         2003       2002     Changes    %
         ------   -------------- ---------- ---------- --------- -----
        April     Invoice amount  7,777,462  5,280,109 2,497,353 47.30%
        Jan - Apr Invoice amount 26,371,446 20,102,072 6,269,374 31.19%
        April     Net sales       7,321,013  5,239,339 2,081,674 39.73%
        Jan - Apr Net sales      25,219,649 17,398,180 7,821,469 44.96%

2) Funds lent to other parties (NT$ Thousand)

                                  Balance as of period end
                                  ------------------------
                                                 Last       Limit of
                                  This Month     Month      lending
                                  ----------    ---------  ----------
               UMC                       0             0   30,949,691
               UMC's subsidiaries   30,508     1,939,470    1,940,958

3) Endorsements and guarantees (NT$ Thousand)

                                                             Balance
                                                Change        as of
                                                in This      period    Limit of
                                                 Month         end   endorsements
                                                -------      ------- ------------
                UMC                                0            0     61,899,383
                UMC's subsidiaries                 0            0              0
                UMC endorses for subsidiaries                   0              0
                UMC's subsidiaries endorse for UMC              0              0
                UMC endorses for PRC companies                  0              0
                UMC's subsidiaries endorse for PRC companies    0              0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

                      Underlying assets / liabilities N/A
                      Financial instruments
                      Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities)

                      Underlying assets / liabilities N/A
                      Financial instruments
                      Realized profit (loss)

b  Trading purpose : None

                                                                   EXHIBIT 99.6

                      United Microelectronics Corporation

                         For the month of April, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE :
UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of April, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

                           Number of
                          shares held
                              when
                          elected (for
                           Directors,   Number   Number
                          Supervisors     of       of
                              and       shares   shares
                           Executive   held as  held as
                          Officers) or    of       of
                           as May 30,   March    April
               Title Name     2001     31, 2003 30, 2003 Changes
               ----- ---- ------------ -------- -------- -------
                N/a  N/a

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

                                  Number   Number
                                    of       of
                                  shares   shares
                                  pledge   pledge
                                  as of    as of
                                  March    April
                      Title Name 31, 2003 30, 2003 Changes
                      ----- ---- -------- -------- -------
                       N/a  N/a

3) The acquisition assets (NT$ Thousand)

                  Description of assets           April   Jan - April
                  ---------------------         --------- -----------
          Semiconductor Manufacturing Equipment 1,125,333  2,429,262
          Fixed assets                                403     10,363

4) The disposition of assets (NT$ Thousand)

                                                            Jan -
                     Description of assets          April   April
                     ---------------------         ------- -------
             Semiconductor Manufacturing Equipment 485,231 743,406
             Fixed assets                                0       0